Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VG Acquisition Corp.

Commission File No.: 001-39587

New 23andMe to Trade on Nasdaq as “ME”

NEW YORK, NY & SUNNYVALE, CA- May 26, 2021- VG Acquisition Corp. (NYSE: VGAC) (“VGAC” and, after the Domestication (as defined below) and following its name change to 23andMe Holding Co., “New 23andMe”) today announced that, upon the Domestication and the consummation of its pending business combination (the “Business Combination”) with 23andMe, Inc. (“23andMe”), New 23andMe Class A Common Stock and New 23andMe Warrants (each as defined below) will be listed on The Nasdaq Global Select Market (“Nasdaq”). The decision to list on Nasdaq was made in connection with the Business Combination and enables the combined company to be listed alongside other innovative companies that are also listed on Nasdaq.

Prior to the consummation of the Business Combination, VGAC will domesticate as a Delaware corporation and will change its name to “23andMe Holding Co.” (the “Domestication”). In connection with the Domestication, (1) each of the then issued and outstanding VGAC Class A ordinary shares, par value $0.0001 per share (“VGAC Class A Ordinary Shares”), and each issued and outstanding VGAC Class B ordinary share, par value $0.0001 per share, will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of New 23andMe (“New 23andMe Class A Common Stock”); (2) each of the then issued and outstanding whole warrants to purchase Class A ordinary shares of VGAC will automatically represent the right to purchase one share of New 23andMe Class A Common Stock (“New 23andMe Warrants”) at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement, dated October 1, 2020, between VGAC and Continental Stock Transfer & Trust Company, as warrant agent (the “VGAC Warrant Agreement”); and (3) each of the then issued and outstanding units of VGAC that has not been previously separated into the underlying VGAC Class A Ordinary Shares and the underlying warrants of VGAC prior to the Domestication will be canceled and will entitle the holder thereof to one share of New 23andMe Class A Common Stock and one-third of one warrant representing the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the VGAC Warrant Agreement.

Trading is expected to begin on Nasdaq on June 17, 2021, under the new ticker symbol “ME” for the New 23andMe Class A Common Stock and “MEUSW” for the New 23andMe Warrants, following the consummation of the Business Combination, which is currently expected to occur on June 16, 2021, subject to final shareholder approval at VGAC’s extraordinary general meeting on June 10, 2021, and satisfaction of other customary closing conditions. Until the Domestication and transfer to Nasdaq is complete, the VGAC Class A Ordinary Shares, warrants, and units will continue to trade under the ticker symbols “VGAC,”“VGAC.WS,” and “VGAC.U,” respectively, on the New York Stock Exchange (“NYSE”). The last day of trading on the NYSE is expected to be on June 16, 2021.

No action is required by existing VGAC shareholders with respect to the ticker symbol or exchange listing change.

About 23andMe

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, 23andMe’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple Food and Drug Administration authorizations for genetic health risk reports. 23andMe has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions, and traits. The platform also powers the 23andMe therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

About VG Acquisition Corp.

VG Acquisition Corp. was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The management team includes: Sir Richard Branson, founder of VGAC, a renowned global entrepreneur, and founder of the Virgin Group; Josh Bayliss, VGAC’s Chief Executive Officer and director, who is the Chief Executive Officer of the Virgin Group and is responsible for the Virgin Group’s strategic development, licensing of the brand globally, and management of direct investments on behalf of the Virgin Group in various companies around the world; and Evan Lovell, VGAC’s Chief Financial Officer and director, who is the Chief Investment Officer of the Virgin Group and is responsible for managing the Virgin Group’s investment team and portfolio in North America. More information is available at https://vgacquisition.com/

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the occurrence and anticipated timing of the Business Combination between VGAC and 23andMe and regarding the listing of shares of the combined company on Nasdaq. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained herein are based on VGAC’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VGAC), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Business Combination, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Except as required by law, VGAC does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

VGAC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended (the “Form S-4”), which included the definitive proxy statement of VGAC, a prospectus, and 23andMe’s consent solicitation statement. The Form S-4 was declared effective on May 14, 2021The definitive proxy statement/prospectus and other proxy materials were mailed to VGAC’s shareholders of record as of the close of business on May 5, 2021. Shareholders of VGAC and other interested persons are advised to read the Form S-4, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed Business Combination because these documents contain important information about VGAC, 23andMe, and the Business Combination. Shareholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents and VGAC's annual and other reports filed with the SEC can also be obtained, without charge, at the SEC's internet site (https://www.sec.gov).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

VGAC, 23andMe, and their respective directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from VGAC's shareholders in connection with the Business Combination. Information regarding the names and interests in the proposed Business Combination of VGAC's directors and officers is contained in VGAC's filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is included in the Form S-4 (and the definitive proxy statement/prospectus) and other relevant documents filed with the SEC.

Contacts

Investor Relations:

23andMe

Sard Verbinnen & Co

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com

Media Relations:

23andMe

press@23andMe.com

Sard Verbinnen & Co

Paul Kranhold / John Christiansen / Chris Kittredge 23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com